April 2, 2020

Anthony Sirica
Chief Financial Officer
Ark Restaurants Corp.
85 Fifth Avenue
New York, NY 10003

       Re: Ark Restaurants Corp.
           Form 10-K for the Fiscal Year Ended September 28, 2019
           Filed December 17, 2019
           File No. 001-09453

Dear Mr. Sirica:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services